
TEMBO
TEMBO

TEMBO | STRATEGIC UPDATE

June 2024

Certified B Corporation

VIVOPOWER

TEMBO

Disclaimer

This presentation contains "forward-looking statements" relating to VivoPower and Tembo, including but not limited to, estimates relating to our future development and investment activities. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "forecast," "intend," and "continue" or similar words. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial conditions; or state other "forward-looking" information. These forward-looking statements are based on our current assumptions, expectations, and beliefs and involve substantial risks and uncertainties that may cause results, performance, or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to (a) our ability to obtain financing for our projects, our customers, or our general operations; (b) our ability to build, sell, or transfer projects; (c) regulatory changes and the availability of economic incentives promoting EVs; (d) global economic and financial conditions; and (e) other risks discussed in filings we make with the Securities and Exchange Commission ("SEC") from time to time. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, and competitive dynamics, and they depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated, or not at all. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation. All forward-looking statements in this presentation are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

This presentation shall not constitute an offer to sell or a solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Strategic Supply Chain | EU heritage augmented by quality, cost efficient suppliers



United Kingdom
Netherlands
China
India
UAE
Thailand
Philippines
Australia
R&D, Engineering, Training
Assembly & Manufacturing

VIVOPOWER

Certified B Corporation

TEMBO

Tembo Tusker | full electric on and off road pick up utility vehicle

Tembo has both RHD and LHD utility vehicles available for immediate supply to its key markets globally

Base Specifications	Tembo Tusker
Payload (kg)	1,000
Maximum Speed (km/h)	120
Range (km)	330
Unbraked Towing Capacity (kg)	750
Charging Time (20%-80%)	0.75 hr
Battery Capacity (kWh)	60/65
Rated/Maximum Torque (Nm)	120/360
Rated/Peak Power (KW)	65/130


TEMBO

Tembo Conversions | Material direct cost reductions & accelerated speed to market

EUV (Electric Utility Vehicle)



Strategic supply chain will allow the EUV conversion program to be even more competitive with material reductions in direct costs, as well as reduce the conversion lead time

Tembo would also be able to significantly reduce capex and opex investment required for assembly and manufacturing of powertrains

Jeepneys


LINGSON
GOD LOVE

Strategic supply chain will reduce the direct costs associated with the Jeepney conversion program, as well as conversion lead time

Harmonisation and integration with local Philippines supply chain is a key plank of Tembo's Philippines industry renewal and enablement strategy

Tembo Business Units | Tuskers double TAM to ~US$200bn+

EUV[2] Conversion Kits


TEMBO
TEMBO

EUV conversion kits for mining, construction and other off-road, ruggedised or customised sectors

Addressable B2B market of US$58bn

Jeepney PUV[2] Conversion Kits


fmc

Jeepneys are public utility vehicle (PUVs) in the Philippines

Addressable B2B /B2G market of US$10bn

Tusker EPUs[3]



Tembo Tuskers are full electric pick-up trucks (EPUs) contract manufactured in Asia for and on behalf of Tembo

The Tuskers have a significant cost advantage relative to competitors, with orders already received

Addressable B2B market of US$138bn

NOTE:
1. EUV represents Electric Utility Vehicles.
2. PUV represents Public Utility Vehicles.
3. EPU represents Electric PickUps.

Tembo SPAC Update

- Business Combination Agreement (BCA) being finalised in June 2024
- Independent fairness opinion (FO) being completed in June 2024
- Progressing work on F-4 registration statement
- Discussions on foot with strategic investors in the Middle East and Asia Pacific region
- Target Tembo listing in September 2024

NOTE:
1. Subject to change depending on length of time it takes for SEC to review and other regulatory requirements including shareholder approval